GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QS8
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	07/28/2006
	First Distribution Date:	08/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	08/23/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	08/25/2006
	Record Date:	
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Book-Entry:	
8. Collateral Summary	Definitive:	07/31/2006
9. Repurchase Information	Trustee:	Deutsche Bank Trust Company Americas
	Main Telephone:	714-247-6000
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	GMAC-RFC	
	Bond Administrator:	Rona Hsu
12. Loss Mitigation and Servicing Modifications	Telephone:	818-260-1508
13. Losses and Recoveries	Pool(s) :	40373
14. Credit Enhancement Report		
15. Distribution Percentages		
16. Overcollateralization Summary *(Not Applicable)*		
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	
A-1	75115AAA9	315,600,000.00	315,600,000.00	6.00000000	0.00	1,578,000.00	1,578,000.00	0.00	0.00	0.00	315,600,000.00
A-2	75115AAB7	101,000,000.00	101,000,000.00	6.00000000	0.00	505,000.00	505,000.00	0.00	0.00	0.00	101,000,000.00
A-3	75115AAC5	135,064,000.00	135,064,000.00	6.00000000	0.00	675,320.00	675,320.00	0.00	0.00	0.00	135,064,000.00
A-4	75115AAD3	348,750,000.00	348,750,000.00	5.75000000	10,068,030.37	1,671,093.75	11,739,124.12	0.00	0.00	0.00	338,681,969.63
A-5	75115AAE1	348,750,000.00 [1]	348,750,000.00 [1]	0.25000000	0.00	72,656.25	72,656.25	0.00	0.00	0.00	338,681,969.63 [1]
A-P	75115AAF8	702,754.04	702,754.04	0.00000000	3,664.13	0.00	3,664.13	0.00	0.00	0.00	699,089.91
A-V	75115AAG6	996,346,144.66 [1]	996,346,144.66 [1]	0.85675704	0.00	689,936.55	689,936.55	0.00	0.00	0.00	956,170,996.35 [1]
R-I	75115AAH4	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
R-II	75115AAJ0	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
M-1	75115AAK7	34,789,200.00	34,789,200.00	6.00000000	55,069.17	173,946.00	229,015.17	0.00	0.00	0.00	34,734,130.83
M-2	75115AAL5	10,146,700.00	10,146,700.00	6.00000000	16,061.60	50,733.50	66,795.10	0.00	0.00	0.00	10,130,638.40
M-3	75115AAM3	7,730,700.00	7,730,700.00	6.00000000	12,237.22	38,653.50	50,890.72	0.00	0.00	0.00	7,718,462.78
B-1	75115AAN1	4,831,800.00	4,831,800.00	6.00000000	7,648.44	24,159.00	31,807.44	0.00	0.00	0.00	4,824,151.56
B-2	75115AAP6	3,865,400.00	3,865,400.00	6.00000000	6,118.69	19,327.00	25,445.69	0.00	0.00	0.00	3,859,281.31
B-3	75115AAQ4	3,865,390.62	3,865,390.62	6.00000000	6,118.68	19,326.95	25,445.63	0.00	0.00	0.00	3,859,271.94
Deal Totals		**966,346,144.66**	**966,346,144.66**		**10,175,148.30**	**5,518,153.50**	**15,693,301.80**	**0.00**	**0.00**	**0.00**	**956,170,996.36**

[1].Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS8

August 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75115AAA9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-2	75115AAB7	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-3	75115AAC5	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	75115AAD3	1,000.00000000	28.86890429	4.79166667	33.66057095	0.00000000	0.00000000	971.13109571
A-5	75115AAE1	1,000.00000000	0.00000000	0.20833333	0.20833333	0.00000000	0.00000000	971.13109571
A-P	75115AAF8	1,000.00000000	5.21395793	0.00000000	5.21395793	0.00000000	0.00000000	994.78604207
A-V	75115AAG6	1,000.00000000	0.00000000	0.69246672	0.69246672	0.00000000	0.00000000	959.67751918
R-I	75115AAH4	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
R-II	75115AAJ0	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
M-1	75115AAK7	1,000.00000000	1.58293867	5.00000000	6.58293867	0.00000000	0.00000000	998.41706133
M-2	75115AAL5	1,000.00000000	1.58293830	5.00000000	6.58293830	0.00000000	0.00000000	998.41706170
M-3	75115AAM3	1,000.00000000	1.58293816	5.00000000	6.58293816	0.00000000	0.00000000	998.41706184
B-1	75115AAN1	1,000.00000000	1.58293804	5.00000000	6.58293804	0.00000000	0.00000000	998.41706196
B-2	75115AAP6	1,000.00000000	1.58293838	5.00000000	6.58293838	0.00000000	0.00000000	998.41706162
B-3	75115AAQ4	1,000.00000000	1.58293963	4.99999920	6.58293883	0.00000000	0.00000000	998.41706037

Deal Factor :	98.94704932%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	**End**				**(1)**	**(2)**	**(3)**	**(4)**	**(5)**	**(6)**	
A-1	07/01/2006	07/31/2006	30/360	315,600,000.00	6.00000000	1,578,000.00	0.00	0.00	0.00	0.00	1,578,000.00	0.00
A-2	07/01/2006	07/31/2006	30/360	101,000,000.00	6.00000000	505,000.00	0.00	0.00	0.00	0.00	505,000.00	0.00
A-3	07/01/2006	07/31/2006	30/360	135,064,000.00	6.00000000	675,320.00	0.00	0.00	0.00	0.00	675,320.00	0.00
A-4	07/25/2006	08/24/2006	30/360	348,750,000.00	5.75000000	1,671,093.75	0.00	0.00	0.00	0.00	1,671,093.75	0.00
A-5	07/25/2006	08/24/2006	30/360	348,750,000.00 [1]	0.25000000	72,656.25	0.00	0.00	0.00	0.00	72,656.25	0.00
A-V	07/01/2006	07/31/2006	30/360	996,346,144.66 [1]	0.85675704	689,936.55	0.00	0.00	0.00	0.00	689,936.55	0.00
R-I	07/01/2006	07/31/2006	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
R-II	07/01/2006	07/31/2006	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
M-1	07/01/2006	07/31/2006	30/360	34,789,200.00	6.00000000	173,946.00	0.00	0.00	0.00	0.00	173,946.00	0.00
M-2	07/01/2006	07/31/2006	30/360	10,146,700.00	6.00000000	50,733.50	0.00	0.00	0.00	0.00	50,733.50	0.00
M-3	07/01/2006	07/31/2006	30/360	7,730,700.00	6.00000000	38,653.50	0.00	0.00	0.00	0.00	38,653.50	0.00
B-1	07/01/2006	07/31/2006	30/360	4,831,800.00	6.00000000	24,159.00	0.00	0.00	0.00	0.00	24,159.00	0.00
B-2	07/01/2006	07/31/2006	30/360	3,865,400.00	6.00000000	19,327.00	0.00	0.00	0.00	0.00	19,327.00	0.00
B-3	07/01/2006	07/31/2006	30/360	3,865,390.62	6.00000000	19,326.95	0.00	0.00	0.00	0.00	19,326.95	0.00
Deal Totals				**965,643,390.62**		**5,518,153.50**	**0.00**	**0.00**	**0.00**	**0.00**	**5,518,153.50**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.38500000	A-4, A-5

First LIBOR rate is 5.30%

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	3,443.33	3,443.33	0.00	0	0.00	204,208.82	59,999.29	48,465.63	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	4,266	966,346,144.66	4,266	966,346,144.66	393	66,393.97	30	8,579,570.24	4	1,068,549.88	0	0.00	4,232	956,170,996.35

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.18452879	7.18190315	357.30	357.07	6.85239367	6.84974988	6.85239367	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	11.42%				11.42%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	4	0	0	0	4
	Scheduled Balance	1,068,549.88	0.00	0.00	0.00	1,068,549.88

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	4,191	948,115,234.46	0	0.00	0	0.00	0	0.00	0.00	4,191	948,115,234.46
30 days	41	8,055,761.89	0	0.00	0	0.00	0	0.00	0.00	41	8,055,761.89
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	4,232	956,170,996.35	0	0.00	0	0.00	0	0.00	0.00	4,232	956,170,996.35
Current	99.03%	99.16%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.03%	99.16%
30 days	0.97%	0.84%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.97%	0.84%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	41 0.97%	8,055,761.89 0.84%
2 Months	0 0.00%	0.00 0.00%
3 Months	0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%
13 Months	0 0.00%	0.00 0.00%
14 Months	0 0.00%	0.00 0.00%
15 Months	0 0.00%	0.00 0.00%
16 Months	0 0.00%	0.00 0.00%
17 Months	0 0.00%	0.00 0.00%
18 Months	0 0.00%	0.00 0.00%
19 Months	0 0.00%	0.00 0.00%
20 Months	0 0.00%	0.00 0.00%
21 Months	0 0.00%	0.00 0.00%
22 Months	0 0.00%	0.00 0.00%
23 Months	0 0.00%	0.00 0.00%
24 Months	0 0.00%	0.00 0.00%
25 Months	0 0.00%	0.00 0.00%
26 Months	0 0.00%	0.00 0.00%
27 Months	0 0.00%	0.00 0.00%
28 Months	0 0.00%	0.00 0.00%
29 Months	0 0.00%	0.00 0.00%
30 Months	0 0.00%	0.00 0.00%
31 Months	0 0.00%	0.00 0.00%
32 Months	0 0.00%	0.00 0.00%
33 Months	0 0.00%	0.00 0.00%
34 Months	0 0.00%	0.00 0.00%
35 Months	0 0.00%	0.00 0.00%
36 Months	0 0.00%	0.00 0.00%
37 Months	0 0.00%	0.00 0.00%
38 Months	0 0.00%	0.00 0.00%
39 Months	0 0.00%	0.00 0.00%
40 Months	0 0.00%	0.00 0.00%
41 Months	0 0.00%	0.00 0.00%
42 Months	0 0.00%	0.00 0.00%
43 Months	0 0.00%	0.00 0.00%
44 Months	0 0.00%	0.00 0.00%
45 Months	0 0.00%	0.00 0.00%
46 Months	0 0.00%	0.00 0.00%
47 Months	0 0.00%	0.00 0.00%
48 Months	0 0.00%	0.00 0.00%
49 Months	0 0.00%	0.00 0.00%
50 Months	0 0.00%	0.00 0.00%
51 Months	0 0.00%	0.00 0.00%
52 Months	0 0.00%	0.00 0.00%
53 Months	0 0.00%	0.00 0.00%
54 Months	0 0.00%	0.00 0.00%
55 Months	0 0.00%	0.00 0.00%
56 Months	0 0.00%	0.00 0.00%
57 Months	0 0.00%	0.00 0.00%
58 Months	0 0.00%	0.00 0.00%
59 Months	0 0.00%	0.00 0.00%
60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**9,663,461.00**	**28,990,384.00**	**395,022.00**

14. Credit Enhancement Report

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-4 Yield Maintenance Agreement	Wachovia Securities	11/01/2010	0.00	0.00
CLASS A-4 Yield Maintenance Account	Wachovia Securities	11/01/2010	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		89.43821279%	0.00000000%

	Ending Percentage
M-1	5.62506042%
M-2	1.64061837%
M-3	1.24997570%
Class M Total:	8.51565449%
B-1	0.78125300%
B-2	0.62499593%
B-3	0.62499442%
Class B Total:	2.03124335%

Beginning Senior Percentage =93.25%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
60+ Delinq Balance OR Aggregate Loss Test	
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS8
August 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	14,681,307.89
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	1,068,549.88
Other Deposits/Adjustments (including Derivative Payment)	3,443.33
Total Deposits	15,753,301.10

Uses of Funds	Amount
Transfer to Certificate Account	15,693,301.80
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	59,999.29
Derivative Payment	N/A
Total Withdrawals	15,753,301.09
Ending Balance	0.00